Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

	Three Months Ended March 31,
(Amounts in millions of U.S. dollars)	2014	2013
Net income*	3,335	1,948
Income tax expenses	3,597	3,975
Non-controlling interests	100	67
Equity in income of affiliates (in excess of)/ less than dividends received	11	(466)
Interest expensed	142	173
Estimate of the interest within rental expense	92	86
Amortization of capitalized interest	33	48

Total	7,310	5,831

Interest expensed	142	173
Capitalized interest	85	75
Estimate of the interest within rental expense	92	86
Preference security dividend requirements of consolidated subsidiaries	—	—

Fixed charges	319	334

Ratio of earnings to fixed charges	22.92	17.46

*       Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.